Exhibit 12.1

NEWMONT MINING CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in millions, except ratio)

Six Months Ended June 30,
2017
Income before income and mining tax and other items (1)	$529
Adjustments:
Fixed charges excluding capitalized interest	137
Earnings available for fixed charges	$666
Fixed Charges:
Interest expense, net	$131
Portion of rental expense representative of interest	6
Fixed charges added to earnings	137
Capitalized interest	8
Total Fixed Charges	$145
Ratio of earnings to fixed charges	4.59

(1)	Represents amount from continuing operations.
(2)	Includes interest expense of majority-owned consolidated subsidiaries and amortization of debt issuance costs.